1820 East Ray Road • Chandler, AZ 85225 Phone: 480.656.8325 www.championsbiotechnology.com
April 1, 2009
Via EDGAR and FEDEX
Tabatha Akins
Staff Accountant
Mail Stop 6010
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Champions Biotechnology, Inc. (the “Company”) Form 8-K filed March 26, 2009 File No. 001-17263
Dear Ms. Akins:
I am writing to you in response to your letter of March 27, 2009 regarding the above referenced filing. Below are the Company’s responses to the comments raised, keyed to the numbered comments.
Item 4.01. Changes in Registrant’s Certifying Accountant
1. As previously disclosed in the Company’s Form 10-KSB for the fiscal year ended April 30, 2008, the Company’s Board of Directors was advised by the Company’s independent registered public accounting firm at that time, that during their performance of audit procedures for the fiscal year ended April 30, 2008, the firm identified a material weakness as defined in PCAOB Standard No. 2 in the Company’s internal control over financial reporting. This deficiency consisted primarily of inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews.
The Company supplementally advises the Staff that as of April 30, 2008, the Company had a total of four employees, and the Company’s finance and accounting department consisted of one individual serving as interim chief financial officer and shared clerical assistance. All banking and financial transactions of the Company were performed by one individual. Management decided at that time that while there are risks associated with such staffing deficiencies, the potential benefits of adding employees at that time to rectify the deficiency did not justify the expenses associated with such increases given the start-up nature of the Company, the Company’s limited resources, the employees involved and the control procedures which the Company had in place.

Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
April 1, 2009

The material weakness which was identified did not result in any adjustment for any prior period and, accordingly, no restatement of any prior period is necessary.
The Company further supplementally advises the Staff that since that time, the Company has taken significant steps to rectify the reported weakness by hiring a permanent Chief Financial Officer (as previously disclosed in the Company’s Current Report on Form 8-K filed January 20, 2009) and a full-time assistant controller. Management will continue to periodically review the Company’s internal control over financial reporting and make improvements deemed necessary by management.
2. There were no disagreements between management and the Company’s former accountants, nor were there any letters or written communication to and from the Company’s former accountants regarding any disagreements or reportable events to management or the Company’s Audit Committee.
General
The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require any further information or have additional comments, please contact me.
Sincerely,
CHAMPIONS BIOTECHNOLOGY, INC.

/s/ Mark Schonau
Mark Schonau Chief Financial Officer